FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of April 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 12, 2012

Press release April 12, 2012
FCI PROJECT VIRGINIA ENTERS INTO AGREEMENT WITH K

Virginia Mines Inc. (“Virginia”) (TSX:VGQ) is pleased to announce that it has entered into an Earn-In Option and Joint Venture Agreement (the “Agreement”) with Komet Manufacturers Inc. (“Komet”) (TSXV:AQD), whereby Komet has the option to acquire a 50% undivided interest in the mining claims comprising the FCI Property (the “Property”), located in the James Bay area, Province of Quebec, in consideration of the issuance to Virginia of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period. Komet reserves the right to accelerate such expenses at its sole discretion.

The FCI Property

The FCI property consists of one block of 423 claims totalling 21 669 hectares covering 35 kilometres of favourable geology within the Guyer greenstone belt. To date, several gold showings have been discovered across the entire length of the property, associated with a major lithological contact between volcanic rocks and sediments. Based on field work undertaken by Virginia between 1998 and 2010, these showings yielded values of up to 108.9 g/t Au in grab samples and up to 14.3 g/t Au over 2 metres in channel sampling. Diamond drilling tested mainly the Golden Gap auriferous corridor over an east-western distance of 1,200 metres and to a vertical depth of 250 metres. It has returned two interesting intersections, 10.48 g/t Au over 7 metres and 14.15 g/t Au over 0.5 metres, as well as a number of other strongly anomalous intersections varying from 1.77 g/t Au over 3 metres to 0.93 g/t Au over 7.85 metres. Most of the gold-bearing intersections are associated with silicified zones and disseminated sulphides (arsenopyrite, chalcopyrite, pyrite and pyrrhotite).

Moreover, polymetallic showings associated with QFP intrusions and sericite schists were also discovered at both ends of the property. The Félicie showing yielded values of up to 5.54 g/t Au, 100 g/t Ag, 1.86% Cu, 1.56% Pb, 4.94% Zn in grab samples, in the western portion of the property. The Sericite showing returned values of up to 150 g/t Ag, 0.3 g/t Au, 1.89% Cu, 1.45% Zn in grab samples, in the eastern portion of the property.

Samples have been assayed at ALS Chemex in Val-d’Or. Samples are assayed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

Qualified Person

Technical information contained in this press release has been revised and approved by Paul Archer, vice-president exploration and acquisitions of Virginia, who is a Qualified Person as defined by National Instrument 43-101.

About Komet

Komet specialized in designing and distributing bathroom furniture products but, subject to minority shareholders’ approval at the shareholders’ meeting to be held on April 23, 2012, is in the process of liquidating its inventory and has elected to proceed to a Change of Business (“COB”) pursuant to the provisions of Policy 5.2 of the TSX Venture Exchange and seek a listing as a Tier 2 mining issuer pursuant to the provisions of Policy 2.1. Komet will call a shareholders’ meeting and file an Information Circular to seek shareholders’ approval with respect to the Agreement and the COB.

About Virginia

(VGQ : TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Quebec North in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital of $43.6 million as of November 30, 2011, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.